

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 3, 2016

Takeshi Uchiyamada
Chief Executive Officer
Toyota Motor Corporation
1 Toyota-cho, Toyota City
Aichi Prefecture, 471-8571
Japan

> **Re:** **Toyota Motor Corporation**
> **Registration Statement on Form F-4**
> **Filed February 5, 2016**
> **File No. 333-209402**

Dear Mr. Uchiyamada:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Share Exchange, page 17

Background to the Share Exchange, page 17

1. Please disclose how the parties determined that Daihatsu should become a wholly-owned subsidiary of Toyota rather than pursuing other alternatives for the companies to strengthen their collaboration such as Toyota increasing its stake in Daihatsu.

2. Please disclose how the parties came to an agreement on the share exchange ratio. We note that you have disclosed several meetings where the share exchange ratio was

discussed. Please disclose any material developments with respect to the determination of the share exchange ratio at such meetings.

3. Please disclose how Daihatsu determined to select SMBC Nikko Securities as its financial advisor. Refer to Item 4(b) of Form F-4 and Item 1015(b)(3) of Regulation M-A.

Determination of Daihatsu's Board of Directors, page 20

4. We note that you have disclosed the material factors that Daihatsu's board of directors considered in approving the share exchange, which appear to be all positive factors. Please disclose what, if any, negative factors were considered.

Daihatsu's Financial Advisor, page 21

Discounted Cash Flow Analysis, page 23

5. We note that Toyota and Daihatsu provided SMBC Nikko Securities financial forecasts used in performing the discounted cash flow analysis. To the extent material to understanding the decision of Daihatsu's board to approve the share exchange or to recommend that shareholders vote for the share exchange, please revise to disclose those forecasts in your registration statement.

Miscellaneous, page 24

6. We note that the description in the registration statement regarding the material relationships between SMBC Nikko Securities and Daihatsu does not provide a narrative and quantitative description of the fees paid or to be paid to SMBC Nikko Securities and its affiliates by Daihatsu and its affiliates. Please revise the registration statement to provide such disclosures. Refer to Item 4(b) of Form F-4 and Item 1015(b)(4) of Regulation M-A.

Response to Referral to the Third-party Committee, page 24

7. Please disclose how the members of the third-party committee were selected.

8. We note your disclosure that the third-party committee received an explanation from SMBC Nikko Securities concerning the valuation of the share exchange ratio in the share exchange and an explanation from Mori Hamada & Matsumoto, legal advisor to Daihatsu, concerning the details of the measures to ensure fairness of the procedures of the share exchange and the measures to avoid conflicts of interest, such as the decision-making method and procedures of the board of directors of Daihatsu with respect to the share exchange. Information about any reports, opinions or appraisals that are materially related to the share exchange and referred to in the registration statement is required to be

disclosed in the registration statement and filed as an exhibit. Refer to Items 4(b) and 21(c) of Form F-4.

Exhibit 8.2

9. Please have counsel revise the fourth paragraph of the opinion to clearly state that the disclosure under the headings "Questions and Answers about the Share Exchange—What are the U.S. federal income tax consequences of the share exchange to U.S. Holders of Daihatsu shares?" and "Summary—Material Tax Consequences—U.S. Federal Income Tax Consequences" and the U.S. federal income tax consequences disclosure under the heading "The Share Exchange—Tax Consequences of the Share Exchange" are the opinion of counsel. Please also revise the disclosure under these headings in the prospectus to clearly state that it is the opinion of counsel.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Masahisa Ikeda, Esq.